UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: September 2020

Commission File Number: 001-38187

MICRO FOCUS INTERNATIONAL PLC (Exact name of registrant as specified in its charter)

The Lawn, 22-30 Old Bath Road
Newbury, Berkshire
RG14 1QN
United Kingdom
+44 (0) 1635-565-459
 (Address of principal executive office)

Indicate by check mark whether this registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Exhibit No.	Exhibit Description
99.1	Director/PDMR Shareholding, dated 29 September 2020

29 September 2020

Micro Focus International plc
(the "Company")

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them in accordance with the Market Abuse Regulations

The Company announces that it has been notified by Greg Lock, non-executive Chairman of the Company, that on 28 September 2020 he and his wife, Rosemary Lock, increased their combined shareholding in the Company by 96,500 ordinary shares of 10 pence each in the Company ("Ordinary Shares") to 535,000 Ordinary Shares.

In aggregate, Mr Lock and his wife sold 126,500 Ordinary Shares and purchased 223,000 Ordinary Shares. Following the transactions, Mr Lock owns 241,000 Ordinary Shares and Mr Lock's wife owns 294,000 Ordinary Shares.

The notification below, made in accordance with the requirements of Article 19 of the EU Market Abuse Regulations, gives further details.

1	Details of the person discharging managerial responsibilities
a)	Name	Greg Lock and Rosemary Lock
2	Reason for the notification
a)	Position/status	Greg Lock, Chairman (PDMR) and PCA to PDMR
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Micro Focus International plc
b)	LEI	213800F8E4X648142844
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 10 pence each GB00BJ1F4N75
b)	Nature of the transaction
1)    Sale of Shares by Rosemary Lock
2)    Sale of Shares by Rosemary Lock
3)    Purchase of Shares by Greg Lock
4)    Purchase of Shares by Greg Lock
5)    Sale of Shares by Greg Lock
6)    Sale of Shares by Greg Lock
7)    Purchase of Shares by Rosemary Lock
8)    Purchase of Shares by Rosemary Lock
9)    Purchase of Shares by Greg Lock
10)  Purchase of Shares by Rosemary Lock
11)  Purchase of Shares by Greg Lock

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		1) Nil (gift to Greg Lock)	83,500
		2) Nil (gift to Greg Lock)	43,000
		3) Nil (gift from Rosemary Lock)	83,500
		4) Nil (gift from Rosemary Lock)	43,000
		5) 246.80p	83,500
		6) 253.15p	43,000
		7) 253.15p	43,000
		8) 246.80p	77,458
		9) 253.50p	75,000
		10) 253.50p	25,000
		11) 257.40p	2,542
d)	Aggregated information - Aggregated volume - Price	Aggregated Volume	Aggregated Prices
		1) 83,500	Nil (gift to Greg Lock)
		2) 43,500	Nil (gift to Greg Lock)
		3) 83,500	Nil (gift from Rosemary Lock)
		4) 43,500	Nil (gift from Rosemary Lock)
		5) 83,500	£206,078.00
		6) 43,000	£108,854.50
		7) 43,000	£108,854.50
		8) 77,458	£191,166.34
		9) 75,000	£190,125.00
		10) 25,000	£ 63,375.00
		11) 2,542	£ 6,543.11
e)	Date of the transaction	25 September 2020: Transactions detailed in section 4.b: 1 and 3 28 September 2020: Transactions detailed in section 4.b: 2, 4-11
f)	Place of the transaction	XLON

Enquiries:
Micro Focus
Tel: +44 (0)1635 32646
Investors@microfocus.com
Stephen Murdoch, CEO
Brian McArthur-Muscroft, CFO
Ben Donnelly, Head of Investor Relations

Brunswick
Tel: +44 (0) 20 7404 5959
MicroFocus@brunswickgroup.com
Sarah West
Jonathan Glass

Notes to Editors:
About Micro Focus
Micro Focus (LSE: MCRO.L, NYSE: MFGP) is a global enterprise software company supporting the technology needs and challenges of the Global 2000.  Our solutions help organizations leverage existing IT investments, enterprise applications and emerging technologies to address complex, rapidly evolving business requirements while protecting corporate information at all times. Our product portfolios are Security, IT Operations Management, Application Delivery Management, Information Management & Governance and Application Modernization & Connectivity. For more information, visit: www.microfocus.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: 29 September 2020

Micro Focus International plc

By:	/s/ Brian McArthur-Muscroft
Name:	Brian McArthur-Muscroft
Title:	Chief Financial Officer